ADVANCING TO PRODUCTION TSX: POM, NYSE-A: PLM

1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

NEWS RELEASE	2008-17

POLYMET RECEIVES DRAFT EIS FROM DEPARTMENT OF NATURAL RESOURCES

Hoyt Lakes, Minn., December 22, 2008 - PolyMet Mining Corp. (TSX: POM; NYSE-A: PLM) (“PolyMet” or the “Company”) announced today that it has received the draft Environmental Impact Statement (“EIS”) assessing the Company’s proposed mine development project located in the established mining district of the Mesabi Iron Range in northeastern Minnesota. PolyMet controls 100% of the NorthMet copper-nickel-precious metals ore body and owns the nearby Erie Plant.

The draft EIS was prepared by the Minnesota Department of Natural Resources ("MDNR") and the U.S. Army Corps of Engineers ("USACE"), jointly the "Lead Agencies." The Cooperating Agencies that are working with the Lead Agencies and PolyMet include the Minnesota Pollution Control Agency, the U.S. Fish and Wildlife Service, the U.S. Environmental Protection Agency, the U.S. Forest Service, the Bois Forte Band of Chippewa, Fond du Lac Band of Lake Superior Chippewa and the Grand Portage Band of Chippewa.

The Cooperating Agencies and PolyMet will review and submit any comments to the Lead Agencies. The Lead Agencies will then finalize the document and publish a notice in the state’s Environmental Quality Board Monitor and the Federal Register that a 45-day period for public review and comment has started.

“Receipt of this final review copy of the draft EIS is a major milestone for PolyMet,” stated Joe Scipioni, PolyMet’s President and CEO. “While we have been frustrated by how long it has taken to reach this milestone, we believe that the MDNR has produced a comprehensive document that thoroughly analyzes the potential impacts of the project.”

PolyMet has invested more than $18 million for environmental review and permitting, having provided more than 100 technical documents as the basis for the EIS. Mr. Scipioni stated, “We plan to build and operate this project in a way that is environmentally responsible as well as economically viable.”

Mr. Scipioni continued, “It has taken more than three years of hard work, determination, and patience to reach this point. We really appreciate the continued support of all our employees, our investors, local communities and federal, state, and local leaders as we move into this exciting time for our project.”

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“Joe Scipioni”
Joe Scipioni, President

For further information, please contact:
William Murray	Joe Scipioni
Executive Chairman	President & Chief Executive Officer
+1 (604) 669-4701	+1 (218) 225-4417
wmurray@polymetmining.com	jscipioni@polymetmining.com
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Governmental and Environmental Affairs
+1 (646) 879-5970	+1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.